PRESS RELEASE
Contact: Chuck Provini
(585) 598-4510
Info@NatcoreSolar.com

Natcore Technology Signs MOU to Merge With
Innovative Medical Technology Company

Merger Will Add Medtech and
Operating Service Providers to the Natcore Portfolio

Delray Beach, FL — (November 5, 2018) —Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF), a technology research company, has advanced an MOU that would result in a merger with a privately held firm and its subsidiaries that would become wholly owned subsidiaries of Natcore.

The move would give Natcore the resources to further develop and leverage its innovative technologies R&D across the energy, medical and defense sectors and allow the company to once again attend to its patents that have applications in the medical field.

This week as Americans go to the midterm polling stations to cast their vote, the number one topic on their minds is how the political landscape will impact their healthcare options and quality of care outcomes. Affordability and access to care are main concerns for most Americans. Natcore would be introducing a national healthcare model through this merger. The model is a consolidated health services organization with specific focus on cost reduction and optimization of patient engagement, risk assessment, risk management and pharmaceutical adherence for patients in all markets. Initial estimates are that it will save health systems, payers and the Federal government tens of billions of dollars from its high-tech, high-touch innovative technology and service mix. The model is a non-partisan solution serving the needs of the American people that upon widespread adoption, hundreds of billions of dollars in cost savings could be realized.

The merger evolved over 2018 through conversations between Chuck Provini, Natcore’s CEO and President, and Owen Shuler, CEO of Shuler Capital Corp, who have known each other from previous Wall Street relationships.

Provini says “This merger would offer several obvious advantages for Natcore. First, by having other businesses in our portfolio, we would be able to smooth out the impact of the volatility inherent in the energy industry, as Natcore has invested significant resources to developing its solar tech patents portfolio while weathering the sector’s natural anomalies, unforeseen tariffs, political pressures and international competitive issues.

“Second, we would have the organizational and financial resources to exploit our existing patents in the solar and medical fields and to expand our product offerings through vertical businesses in both sectors.

“Third, as a much bigger company, we would be better able to command the attention of analysts and would have expanded bandwidth to serve existing and new customers.”

“And fourth, as an American company trying to keep control of our intellectual property here in the States and across the globe, this merger would allow us to continue that fight with breathing room to further improve our technologies as we prepare to export products and services worldwide.”

Although Natcore has focused on its solar technologies, its work with carbon nanostructures has led to patents with important applications in the medical field. Most prominent of these is a patent for an artificial self-powered retina insert using an array of semiconductor coated multiwall carbon nanotubes, controlled by micron scale integrated circuit embedded in the device. Advancing core research to commercially viable products becomes more readily achievable.

Other applications could include a medical laser power meter with a black silicon absorber to prevent unwanted back reflection; x-ray absorbing material made with coated multiwall carbon nanotube (MWNT) yarns; a DNA sequencing method using semiconductor coated carbon nanotubes; and a lab-on-a-chip medical diagnostic system using semiconductor coated MWNTs.

Natcore’s objective to advance its solar and medical patents suite towards commercialization for revenue generation would be advanced through the merger.

Provini would continue as CEO and President of the reconfigured Natcore. Shuler would become its Chairman, replacing Brien Lundin, who will remain on the Board of Directors. The Board would be expanded with additional directors possessing specific industry experience who are well known corporate and institutional capital markets executives.

Natcore will be relocating its headquarters from Rochester, NY, to Delray Beach, FL., with regional offices serving its customers from Washington, Dallas, Nashville and New York City.

The relative valuations of the merger will be made public over the next 30 days. However it will include a 1:10 reverse split of the existing Natcore shares followed by an issuance of shares to Shuler that will create a supermajority equity interest with operating and management control of the company. Natcore has requested a trading halt during the finalization of the transaction to allow all relevant information regarding the specific assets and companies as part of the merger to be made public leading up to the company’s annual shareholders meeting by the end of January.

Actions contemplated by the MOU are subject to all necessary regulatory approvals, including acceptance and approval by the TSX Venture Exchange.

# # # # #

Statements herein other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.